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Ex-12d

                                                      Idaho Power Company
                                              Consolidated Financial Information
                                              Ratio of Earnings to Fixed Charges


                                                             Twelve Months Ended December 31,
                                                                  (Thousands of  Dollars)
                                                   1994         1995           1996         1997         1998
Earnings, as defined:
    Income before income taxes.................. $109,173     $135,333       $142,710     $138,746     $140,984
    Adjust for distributed income of equity
      investees.................................      326       (2,058)        (1,413)      (3,943)      (4,697)
    Equity in loss of equity method
      investments...............................        0            0              0            0          476
    Minority interest in losses of majority
      owned subs................................        0            0              0            0         (125)
    Fixed charges, as below.....................   55,227       57,381         58,339       61,743       61,478

        Total earnings, as defined.............. $164,726     $190,656       $199,636     $196,546     $198,116

Fixed charges, as defined:
    Interest charges............................  $54,433      $56,456        $57,348      $60,761     $ 60,677
    Rental interest factor......................      794          925            991          982          801

          Total fixed charges, as defined.......  $55,227      $57,381        $58,339      $61,743      $61,478

Ratio of earnings to fixed charges..............    2.98x        3.32x          3.42x        3.18x        3.22x




Exhibit 12-D

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